Mail Stop 4561

August 19, 2009

John A. Moore
President and Chief Executive Officer
Acorn Energy, Inc.
4 West Rockland Road
Montchanin, DE 19710

> **Re: Acorn Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 13, 2009**
> **File No. 333-161315**

Dear Mr. Moore:

We have limited our review of the above-referenced filing to the issue addressed in our comment below. Where indicated, we think you should revise your filing in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents by Reference, page 16

1.   You incorporate by reference in this section a current report on Form 8-K filed August 5, 2009. We have no record of a Form 8-K filed on that date. Please advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comment. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please contact Matthew Crispino at (202) 551-3456. If you require further assistance, please contact me at (202) 551-3462.

John A. Moore
Acorn Energy, Inc
August 19, 2009
Page 3

Sincerely,

Mark P. Shuman
Branch Chief

cc: <u>Via Facsimile: (212) 986-2399</u>
        Sheldon Krause, Esq.
        Eilenberg & Krause LLP